UGI UTILITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Six Months Ended March 31,

		Year Ended September 30,
	2014	2013	2012	2011	2010
Earnings:
Earnings before income taxes	$206,194	$171,010	$142,971	$168,693	$147,183
Interest expense	17,603	39,309	42,412	42,728	42,336
Amortization of debt discount and
expense	283	731	814	1,060	627
Estimated interest component of
rental expense	1,010	2,090	2,121	1,740	1,912
	$225,090	$213,140	$188,318	$214,221	$192,058

Fixed Charges:
Interest expense	$17,603	$39,309	$42,412	$42,728	$42,336
Amortization of debt discount and
expense	283	731	814	1,060	627
Allowance for funds used during
construction (capitalized interest)	201	286	10	90	74
Estimated interest component of
rental expense	1,010	2,090	2,121	1,740	1,912
	$19,097	$42,416	$45,357	$45,618	$44,949

Ratio of earnings to fixed charges	11.79	5.02	4.15	4.70	4.27